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                                                                  EXHIBIT (a)(8)


2275 CABOT DRIVE                        Contacts:  Brad Samson
LISLE, IL  60532-3630                              Wallace 630/588-5395
T 630.588.5000  F 630.588.5115
                                                   Roy Wiley
                                                   Hill & Knowlton  312/255-3035



[WALLACE LOGO]   WALLACE NEWS RELEASE

FOR IMMEDIATE RELEASE



           WALLACE ANNOUNCES ACQUISITION OF GRAPHIC INDUSTRIES, INC.,
               LARGEST U.S. SHEET-FED COMMERCIAL PRINTING NETWORK

Lisle, Ill., Sunday, September 28, 1997 -- Wallace Computer Services, Inc., (NYSE:WCS) and Graphic Industries, Inc. (NYSE:GII) today announced that they have entered into an agreement for the acquisition of Graphic Industries by Wallace. In the transaction, Graphic Industries' shareholders will receive $18.50 in cash per share of Graphic Industries common stock. The total consideration to Graphic Industries holders will be approximately $260 million. The agreement was approved unanimously by both boards. Wallace anticipates that even before synergies are achieved, it will be accretive in the current fiscal year.
         Graphic Industries is a national network of 20 companies providing full service printing and graphic communications services. Located in 17 key markets across the U.S., these operations comprise the nation's largest network of short-to-medium run, high-quality, full-color commercial printing companies. Graphic Industries' operations offer advanced graphic supply-chain solutions to its clients including multimedia, internet design, fulfillment, on-demand printing and creative design services. Graphic Industries ranked in the top 10 among commercial printing companies in the U.S. in 1996. The company reported fiscal 1997 sales of $437.1 million.

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INFORMATION MANAGEMENT  Products. Services. Solutions.
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Wallace Acquires Graphic Industries -- page 2



         "High-color commercial printing is an important component of Wallace's strategy to become a fully integrated supply manager by furnishing and managing all the supplies used in large organizations' offices," said Bob Cronin, Wallace's president and CEO. "Graphic Industries will be a valuable partner in implementing this strategy and expanding our customer offering. They provide critical mass and wide geographic coverage, as well as a like focus on quality and customer service. We plan to continue supporting the network's established customer base, as well as to offer these companies' capabilities to Wallace's large, national customers."
         "During the past 27 years, Graphic Industries has successfully served our customers in a changing environment," said Mark Pope III, chairman and CEO of Graphic Industries. "Distribution, inventory management and advanced print management services are becoming increasingly important to Graphic Industries' national and regional customers, and Wallace is well recognized for those strengths. I believe that joining with Wallace at this time offers our shareholders a fair return and represents broader opportunities for our customers and associates. Together, we can offer all of our customers a wider range of products and enhanced service."

The commercial print opportunity
         Over the last four years, Wallace has built a strong reputation by helping many large organizations outsource the supply and management of all their business forms. More recently, the company is successfully leveraging that expertise to additional product categories such as office supplies. Wallace has recognized that these same supply management services can generate as much, and in some cases much more, cost savings when applied to an organization's high-quality commercial printing purchases such as marketing brochures and point-of-sale materials.

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Wallace Acquires Graphic Industries -- page 3



         "Large companies face the same kinds of organizational challenges with their marketing materials that they've had with their forms," said Doug Fitzgerald, Wallace's vice president of marketing. "In most cases, the purchasing and marketing managers have few tools that help them measure the effectiveness of brochures and collateral materials. Using our W.I.N.(TM) (the Wallace Information Network(TM) system, Wallace will give those marketing managers new tools to better forecast usage, track inventories, evaluate the marketing mix and reduce costs, all without compromising any of the creative or design work."
         The company recently introduced a new version of W.I.N. (3.0) which addresses the special needs of commercial printing products. With these enhancements, W.I.N. is now the only tool companies need to manage all of their custom and stock business supplies including business forms, catalogs, directories, brochures, promotional point-of-sale materials, kits, custom and stock office supplies, labels, envelopes, as well as other special customer-defined items.

Terms of the agreement
         Under the agreement, a wholly-owned subsidiary of Wallace will promptly commence a tender offer for all outstanding shares of Graphic Industries for $18.50 per share in cash. Mark Pope III, the holder of 4,478,000 shares of Class B Common Stock (representing approximately 99% of the outstanding shares of Class B Common Stock) and 864,000 shares of Common Stock, has separately granted to Wallace an option to purchase one-half of his shares of Class B Common Stock and one-half of his shares of Common Stock, and has agreed to vote such shares against any other transaction. The tender offer will be conditioned upon, among other things, the tender of an amount of shares that, together with the shares subject to such option, represents a majority of all outstanding shares of Common Stock and Class B Common Stock (on a fully diluted basis).

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Wallace Acquires Graphic Industries -- page 4



         Following the completion of the tender offer, Wallace will purchase all shares held by Mark Pope III that are not purchased pursuant to the tender offer. Thereafter, Wallace's wholly-owned subsidiary will merge with Graphic Industries, and any shares of Graphic Industries not previously purchased will be converted in the merger into the right to receive $18.50 per share in cash (or, in the case of dissenting shares, the amount determined pursuant to the applicable appraisal process).
         Wallace is recognized as the leader in forms and consumable supplies management services, and is one of the nation's largest manufacturers and distributors of information management products. The company is headquartered in Lisle, Illinois, with 29 manufacturing and distribution locations, and sales facilities throughout the United States.
         This press release includes forward-looking statements covered by the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements involve uncertainties and risks and there can be no assurance that actual results will not differ from the company's expectations. Factors which could cause materially different results include, among others, customer acceptance of new product categories and service offerings, timing of the completion of acquisitions, the frequency and magnitude of paper price changes, the pace of new customer sales ramp-ups, changes in software and communications technologies, general economic and business conditions, competitive actions, and other risks described in the company's filings with the Securities and Exchange Commission.

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